UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                              to
Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
United Rentals, Inc. 401(k) Investment Plan
For the Fiscal Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K
United Rentals, Inc. 401(k) Investment Plan
Financial Statements
and Supplemental Schedule
For the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm
The Audit Committee of United Rentals, Inc.
We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 8, 2012

United Rentals, Inc. 401(k) Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$4,978,689	$4,567,236
T. Rowe Price Tradelink Investments	92,782	94,856
Mutual Funds:
Dodge & Cox International Stock Fund	9,748,699	11,589,358
PIMCO Total Return Fund, Institutional	1,633,819	785,979
T. Rowe Price Spectrum Bond Income Fund	11,827,407	12,122,190
T. Rowe Price Balanced Fund	10,035,730	10,343,043
T. Rowe Price Blue Chip Growth Fund	17,923,133	17,621,990
T. Rowe Price New Horizons Fund	18,731,981	18,070,762
T. Rowe Price Prime Reserve Fund	30,807,795	28,907,127
T. Rowe Price Retirement Income Fund	881,061	698,142
T. Rowe Price Retirement 2005 Fund	367,256	376,932
T. Rowe Price Retirement 2010 Fund	2,849,511	3,031,020
T. Rowe Price Retirement 2015 Fund	2,999,506	2,913,171
T. Rowe Price Retirement 2020 Fund	7,883,834	8,581,869
T. Rowe Price Retirement 2025 Fund	7,014,460	6,647,746
T. Rowe Price Retirement 2030 Fund	12,205,687	12,004,431
T. Rowe Price Retirement 2035 Fund	7,730,918	7,363,569
T. Rowe Price Retirement 2040 Fund	9,838,919	9,480,153
T. Rowe Price Retirement 2045 Fund	3,607,154	3,285,509
T. Rowe Price Retirement 2050 Fund	794,947	689,696
T. Rowe Price Retirement 2055 Fund	366,496	221,614
T. Rowe Price Value Fund	16,933,649	18,173,341
T. Rowe Price Small Cap Value Fund	3,748,997	3,446,950
Vanguard Bond Market Index Fund	383,978	—
Vanguard Institutional Index Fund	16,263,619	16,808,050
Vanguard International Stock Index Fund	17,558	—
Total mutual funds	194,596,114	193,162,642
Receivables:
Notes receivable from participants	11,967,831	11,803,241
Company contributions receivable	1,212	25
Participants' contributions receivable	4,731	2,023
Total receivables	11,973,774	11,805,289
Net assets available for benefits	$211,641,359	$209,630,023
See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions
Contributions:
Participants	$15,642,843	$14,361,426
Company	3,948,088	1,616,043
Rollovers	766,022	665,869

Investment income:
Dividend income	5,238,875	3,059,101
Net realized and unrealized (depreciation) appreciation in fair value of investments	(4,920,233)	23,424,400
Interest income from participants' notes receivable	605,603	630,955
	21,281,198	43,757,794

Deductions
Benefits paid directly to participants	(19,189,305)	(23,254,680)
Administrative fees	(80,557)	(103,147)
Net increase	2,011,336	20,399,967

Net assets available for benefits, beginning of year	209,630,023	189,230,056
Net assets available for benefits, end of year	$211,641,359	$209,630,023

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $16,500 per year in 2011 and 2010 (plus catch-up contributions for participants age 50 and over of $5,500 in 2011 and 2010), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.
The Company may contribute a discretionary amount, which is determined annually, to the Plan. The Company contributed 50% of the first 6% of each participant's compensation up to a maximum contribution of $2,000 and $500 during the years ended December 31, 2011 and 2010, respectively. Participants become eligible for Company matching contributions following three months of employment.
Participant Accounts
Each participant account includes the participant's contribution, the Company's discretionary contribution, if any, assets transferred to the Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses charged to the participant's account.
Vesting
Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of terminated participants' non-vested accounts, which aggregated $179,417 and $272,619 for 2011 and 2010, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.
Investment Options
All of the Plan's investment options are fully participant directed. The Plan's custodian is T. Rowe Price Trust Company (“T. Rowe Price”).
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.75% to 9.75%. Principal and interest are paid ratably through payroll deductions.
Distributions and Withdrawals
Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.
Administrative Expenses
A portion of the Plan's administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.
Investments and Income Recognition
The Plan's investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Fair Value Measurements
In accordance with U.S. generally accepted accounting principles, each of the Plan's fair value measurements is categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;

b)	quoted prices for identical or similar assets or liabilities in inactive markets;

c)	inputs other than quoted prices that are observable for the asset or liability;

d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Tradelink Investments: Valued based on the fair market value of the underlying securities, which are valued at the closing prices reported on the active markets on which the securities are traded.
Mutual funds: Valued at the quoted prices in an active market for the shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As of December 31, 2011 and 2010, all of the Plan's assets that are measured at fair value are Level 1 assets. The following table presents the Plan's assets at fair value as of December 31, 2011 and 2010:

	December 31,
	2011	2010
United Rentals, Inc. Common Stock	$4,978,689	$4,567,236
T. Rowe Price Tradelink Investments	92,782	94,856
Mutual Funds	194,596,114	193,162,642
Total investments at fair value	$199,667,585	$197,824,734

3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments
During 2011 and 2010, the Plan's investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2011	2010
Dodge & Cox International Stock Fund	$(2,100,028)	$1,245,070
PIMCO Total Return Fund, Institutional	(8,721)	(34,626)
T. Rowe Price Spectrum Bond Income Fund	(57,838)	539,067
T. Rowe Price Balanced Fund	(164,831)	919,910
T. Rowe Price Blue Chip Growth	253,038	2,474,507
T. Rowe Price New Horizons Fund	(1,244,419)	4,175,884
T. Rowe Price Retirement Income Fund	(13,926)	50,150
T. Rowe Price Retirement 2005 Fund	(4,847)	31,884
T. Rowe Price Retirement 2010 Fund	(57,949)	264,709
T. Rowe Price Retirement 2015 Fund	(80,279)	323,323
T. Rowe Price Retirement 2020 Fund	(238,355)	963,790
T. Rowe Price Retirement 2025 Fund	(296,742)	753,047
T. Rowe Price Retirement 2030 Fund	(489,458)	1,484,626
T. Rowe Price Retirement 2035 Fund	(369,181)	942,144
T. Rowe Price Retirement 2040 Fund	(494,046)	1,221,972
T. Rowe Price Retirement 2045 Fund	(183,257)	414,718
T. Rowe Price Retirement 2050 Fund	(41,725)	83,205
T. Rowe Price Retirement 2055 Fund	(23,091)	23,290
T. Rowe Price Value Fund	(551,392)	2,226,611
T. Rowe Price Small Cap Value Fund	(165,537)	623,825
T. Rowe Price Tradelink Investments	(2,028)	15,776
Vanguard Total Bond Market Index Fund	1,733	—
Vanguard Institutional Index Fund	10,812	1,890,366
Vanguard Total International Stock Index Fund	(893)	—
United Rentals, Inc. Common Stock	1,402,727	2,791,152
	$(4,920,233)	$23,424,400

5. Contingencies
As previously reported, following the Company's August 2004 announcement that the Securities and Exchange Commission had commenced a non-public, fact-finding inquiry concerning the Company, an alleged stockholder filed an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purportedly suing derivatively on the Company's behalf. This derivative action is discussed in further detail in Note 15 to the Company's consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”).
Following the announcement of the Company's planned merger with RSC Holdings, Inc. (“RSC”), on December 28, 2011, a complaint was filed in Arizona Superior Court on behalf of a putative class of RSC's stockholders against RSC, each member of the RSC board, certain of RSC's officers, and the Company challenging the Company's proposed merger with RSC. On April 19, 2012, RSC, the Company and the individual defendants in the litigation entered into a memorandum of understanding with respect to a settlement. Pursuant to the memorandum of understanding, the parties to the litigation expect to execute a stipulation of settlement, which will be subject to approval by the Arizona State Court following notice to the stockholders of RSC.  This litigation and the memorandum of understanding are discussed in further detail in Note 15 to the Company's consolidated financial statements included in its 2011 Form 10-K and the Company's Current Report on Form 8-K, filed with the SEC on April 20, 2012.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
7. Related Party Transactions
Certain Plan investments and shares of mutual funds are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $80,557 and $103,147 for the years ended December 31, 2011 and 2010, respectively.
At December 31, 2011 and December 31, 2010, the Plan had $5.0 million or 2.4%, and $4.6 million or 2.2%, respectively, of its total net assets invested in United Rentals, Inc. Common Stock.

8. Subsequent Event

On April 30, 2012, the Plan Sponsor completed the acquisition of RSC Holdings, Inc., one of the largest North American equipment rental companies. In 2011, RSC had total revenues of $1.5 billion. The Plan sponsor has not yet determined what impact the RSC acquisition will have on the Plan, but no changes are expected to occur during 2012.

Supplemental Schedule
United Rentals, Inc. 401(k) Investment Plan
EIN: 06-1493538
Plan #: 001
Schedule H, Line 4(i)-Schedule of Assets Held for Investment
(Held at End of Year)
December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2011
Dodge & Cox	International Stock Fund	333,403	$9,748,699
PIMCO	Total Return Fund, Institutional	150,305	1,633,819
Vanguard	Bond Market Index Fund	34,907	383,978
	Institutional Index Fund	141,374	16,263,619
	International Stock Index Fund	670	17,558
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	960,797	11,827,407
	Balanced Fund	529,870	10,035,730
	Blue Chip Growth Fund	463,729	17,923,133
	New Horizons Fund	603,673	18,731,981
	Prime Reserve Fund	30,807,795	30,807,795
	Retirement Income Fund	68,036	881,061
	Retirement 2005 Fund	32,849	367,256
	Retirement 2010 Fund	189,714	2,849,511
	Retirement 2015 Fund	259,025	2,999,506
	Retirement 2020 Fund	495,527	7,883,834
	Retirement 2025 Fund	605,739	7,014,460
	Retirement 2030 Fund	737,950	12,205,687
	Retirement 2035 Fund	663,029	7,730,918
	Retirement 2040 Fund	593,779	9,838,919
	Retirement 2045 Fund	327,031	3,607,154
	Retirement 2050 Fund	85,940	794,947
	Retirement 2055 Fund	40,098	366,496
	Value Fund	751,271	16,933,649
	Small Cap Value Fund	108,730	3,748,997
	Tradelink Investments (see detail of investments in the Tradelink Investments on page 10)		92,782
United Rentals, Inc.*	United Rentals, Inc. Common Stock	168,484	4,978,689
			199,667,585
Participant loans*	Interest rates range from 4.75% to 9.75%; remaining maturities range from less than 1 month to 30 years		11,967,831
			$211,635,416
*Indicates party-in-interest to the Plan.
Note: The “Cost” column is not applicable because all the Plan's investment options are participant directed.

Supplemental Schedule
United Rentals, Inc. 401(k) Investment Plan
EIN: 06-1493538
Plan #: 001
Schedule H, Line 4(i)-Schedule of Assets Held for Investment
(Held at End of Year) (continued)
December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2011
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Alcatel Lucent Sponsored ADR	19	$30
	Cheniere Energy Partners	65	565
	Dragon International Group	800	1
	Kodiak Oil & Gas Corp.	500	4,750
	LSI Corp.	4	24
	Penn West Energy Trust	110	2,178
	Saba Software Inc.	100	789
	Sirius XM Radio Inc.	200	364
	Westport Innovations, Inc.	30	997
	YTB Int'l, Inc. Class A	27	—
	YTB Int'l, Inc. Class B	54	1
	Mutual Funds:
	T. Rowe Price Emerging Europe & Mediterranean Fund	103	1,613
	T. Rowe Price Financial Services Fund	111	1,322
	T. Rowe Price Health Sciences Fund	108	3,529
	T. Rowe Price Media & Telecommunications Fund	72	3,357
	SPDR S&P Dividend ETF	85	4,579
	Vanguard Index Trust Total Stock Market Index Fund	1,972	61,703
	Prime Reserve Fund	6,980	6,980
			$92,782

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator
June 8, 2012